EXHIBIT 12.2

AK STEEL HOLDING CORPORATION
RATIO OF EARNINGS TO FIXED CHARGES
(dollars in millions)

	2008	2007	2006	2005	2004
Combined fixed charges:
Capitalized interest credit	4.4	3.6	3.3	5.4	2.7
Interest factor in rent expense	3.3	3.7	2.8	2.3	2.4
Other interest and fixed charges	48.9	69.3	89.1	86.8	110.1
Total combined fixed charges	$56.6	$76.6	$95.2	$94.5	$115.2

Earnings-pretax income (loss) with applicable adjustments	$54.8	$673.8	$97.9	$135.9	$(71.3)

Ration of earnings to fixed charges	NM*	8.8	1.0	1.4	NM*

* In 2008 and 2004, earnings were less than fixed charges by $1.8 and $186.5, respectively.